FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: EXPRESS SCRIPTS HOLDING COMPANY AND CIGNA CORPORATION

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EDITED TRANSCRIPT

CI - Cigna Corp to Acquire Express Scripts Call

EVENT DATE/TIME: MARCH 08, 2018 / 1:00PM GMT

OVERVIEW:

CI announced that on 03/08/18 it has entered into a definitive agreement to acquire Express Scripts for a transaction value of approx. $67b.

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MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

C O R P O R A T E    P A R T I C I P A N T S

David Michael Cordani Cigna Corporation - CEO, President & Director

Eric Palmer Cigna Corporation - Executive VP & CFO

Timothy C. Wentworth Express Scripts Holding Company - CEO, President & Director

William McDowell Cigna Corporation - VP of IR

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Albert J. William Rice Crédit Suisse AG, Research Division - Research Analyst

Erin Elizabeth Wilson Wright Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Gary Paul Taylor JP Morgan Chase & Co, Research Division - Analyst

Joshua Richard Raskin Nephron Research LLC - Research Analyst

Justin Lake Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

Kevin Mark Fischbeck BofA Merrill Lynch, Research Division - MD in Equity Research

Lisa Christine Gill JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Ralph Giacobbe Citigroup Inc, Research Division - Director

Stephen Vartan Tanal Goldman Sachs Group Inc., Research Division - Equity Analyst

Steven J. James Valiquette Barclays Bank PLC, Research Division - Research Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you for joining the Cigna’s call to discuss Acquisition of Express Scripts. (Operator Instructions)

As a reminder, ladies and gentlemen, this conference including the question-and-answer session is being recorded.

We’ll begin by turning the call over Mr. Will McDowell. Please, go ahead, Mr. McDowell.

William McDowell - Cigna Corporation - VP of IR

Good morning, everyone, and thank you, for joining us today. I am Will McDowell, Vice President of Investor Relations. With me, this morning, are David Cordani, Cigna’s President and Chief Executive Officer; Tim Wentworth, Express Scripts’ President and CEO; and Eric Palmer, Cigna’s Chief Financial Officer.

This morning, we are very pleased to announce that Cigna has signed a definitive agreement to acquire Express Scripts. In our remarks today, we will discuss the strategic and financial aspects of this combination. And following our remarks, we will respond to your questions.

During this call, we will use some non-GAAP financial measures when talking about the performance of Cigna and Express Scripts. You can find more information on these measures on the Investor Relations portion of our website. In our remarks today, we will be making some forward-looking statements. We will remind you that there are risks that could cause actual results to differ materially from our current expectations. We strongly encourage you to review the information in the reports that Cigna and Express Scripts file with the SEC regarding the specific risks and uncertainties, and in particular, those that are described in the Risk Factors section of Cigna’s and Express Scripts’ most recently filed reports on Form 10-K and in the cautionary statement disclosures in our respective quarterly reports on Form 10-Q.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

Additionally, please note that today’s presentation is neither an offering of securities nor solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Cigna and Express Scripts will be filing with the SEC in the future. The shareholders of Cigna and Express Scripts are urged to read those filings carefully when they become available, because they will contain important information about the proposed transaction.

And with that, I will turn the call over to David.

David Michael Cordani - Cigna Corporation - CEO, President & Director

Thanks, Will. Good morning, everyone. We’re excited for today’s call. Earlier this morning, we announced that we have entered into a definitive agreement to acquire Express Scripts, a leading pharmacy service company, serving employers, health plans and governmental agencies. The value of the transaction is approximately $67 billion. This combination brings together 2 innovative, customer-centric health service leaders to help our customers live healthier lives with the care delivered in a more affordable and personalized way.

Further, the combination of Cigna and Express Scripts will accelerate our growth strategy of go deeper, go local and go beyond, by expanding customer choice, further strengthening patient and provider alignment and making health care more personalized.

Together, we’ll create a significantly expanded portfolio of the integrated health services through the creation of a new services business unit, which will offer solutions including behavioral health, population health management, pharmacy and specialty pharmacy delivered to employers, health plans and government agencies.

Combined, we will have more than 1 billion customer touch points each year and build on the differentiated capabilities and strengths of both companies to create significant value across the health care system, make it simpler for customers to access affordable health care in an open architecture model, meaning, they can choose the care and channels that work best for them, guided by choice and value.

We will strengthen and expand our partnerships with health care professionals in the provider community and accelerate the much-needed change from sick care interventions to health care, delivering more affordable and personalized programs and solutions.

Before I discuss the compelling strategic benefits of this combination in more detail, I want to reiterate some key points relative to the health care marketplace today, all of which served as driving forces behind our combination. The health care ecosystem puts tremendous pressure on our society and by extension on far too many individuals and families.

As a result, the need for more sustainable health care system is evident.

Frequently, the dialogue around addressing these challenges focuses on the symptoms instead of the underlying causes, resulting in a societal narrative, which equates health care solely with sick care rather than on keeping people healthy in the first place, and which emphasis solutions for the averages rather than addressing the unique individual needs.

At Cigna, we believe, the most powerful health care solutions are oriented around the unique needs of each individual. We view every aspect of an individual’s health and well-being is connected and recognize that their mental, physical and social needs are completely interdependent.

Further, we believe, our best opportunities to improve affordability and to build a more sustainable health care system come from helping to improve individual’s health in a personalized way, guiding, supporting and connecting our customers, to fully utilize preventative care for those who are healthy or healthy at risk, evidence-based care for those with chronic conditions and connecting those with acute health issues with the centers of excellence and coordinated care.

Both Cigna and Express Scripts have successful track records in helping to make customers healthier and in making health care more affordable while working to make the complex health care system simpler, all oriented around the needs of the individual.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

For a proven service platform, we’re committed to lowering health care costs, improving quality of care, driving better clinical outcomes and removing complexity in the health care system.

Here, we note that Cigna delivered below 3% medical cost trend in 2017, half the trend increase the industry experienced. And Express Scripts delivered 1.5% pharmacy trend for their customers and clients.

Relative to our combined strengths, I’ll briefly dig deeper on how we will further accelerate our ability to improve affordability and personalization through an expanded portfolio of integrated health services, which expands customer choice, strengthens patient and provider alignment and makes health care more personalized.

First, relative to expanded customer choice. We’ll make it simpler for people to choose the best options for them through a full suite of medical, behavioral, pharmacy, specialty pharmacy and other health engagement services, which will be accessible across a wide array of distribution channels. This will position our company to deliver superior service, responding fully to the dynamic needs of our customers and clients, which will drive long-term value creation for our shareholders.

Second, in terms of driving stronger alignment between patients and their health care providers, we’ll utilize our broad and proven network of collaborative delivery system partnerships to drive our role as the connective tissue between individuals and their health care providers.

This will be further strengthened by Express Scripts leadership in specialty pharmacy.

The result will be a more coordinated approach to every individual’s health care journey, reducing complexity and creating better health outcomes.

And finally, we’ll focus on making health care simpler for the customers by harnessing actionable insights and predictive analytics, maximizing adoption of evidence-based care, leveraging medical technology, all working in close coordination with our health care partners for the benefit of their patients, our customers.

All of this will be offered through expanded distribution channels including employers and individual programs based on integration through our medical offerings and through the creation of a new services business unit.

We’re particularly excited by the new health service growth platform, which will expand our reach of solutions to meet the needs of the employers, health plans and governmental agencies as well as high-performing, value-based health care providers.

The byproduct of the creating differentiated value for our customers, clients and partners will drive meaningful shareholder value creation and continue to drive attractive, sustainable revenue and earnings growth.

The combination will be immediately attractive in Year-1. This accretion will be generated even after excluding the impact of Express Scripts transitioning clients.

Further, as a result of our growth and earnings strength, we are once again able to increase our expected 2001 EPS to a range of $20 to $21 per share, an increase from the $18 per share we announced on our most recent earnings call.

Eric will take you through the financial details of the transaction a bit later in our call.

Turning to matters of the management and governance. I’ll serve as President and CEO of the combined company and I look forward to working closely with Tim, who will be the President of Express Scripts.

Our company board will be expanded to 13 directors, 4 of them coming from Express Scripts.

Now let me move to wrap up my comments.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

Each organization believes that our best opportunities to improve affordability and to build the more sustainable health care system comes from helping to improve individual’s health in a more personalized way.

Both Cigna and Express Scripts has successfully and consistently helped to make customers and communities healthier while driving greater health care affordability and simplifying a complex health care system, all these oriented around the needs of each individual.

To this end, in closing, the company will make an incremental investment of $200 million in our charitable foundation to support communities where we operate in with a continued focus on improving societal health.

In addition, the combination of Cigna and Express Scripts will accelerate our go strategy of go deeper, go local and go beyond by expanding customer choice, helping to deepen the relationships between patients and their health care providers and delivering greater personalized value to those we serve.

Our customers will have the flexibility to access a full suite of medical, pharmacy, behavioral, specialty pharmacy and other health engagement services in the way that works best for them, all delivered in an open architected manner to maximize choice for our customers and deliver truly personalized solution.

I also want to recognize the ongoing contribution of Cigna’s and Express Scripts’ talented and passionate employees, who have demonstrated a long history of excelling in dynamic markets and to work passionately every day to meet the needs of the many we serve around the world.

Specific to Tim and his team, it’s true that it’s been a pleasure getting to know you and to recognize that together, we strongly believe that this combination represents a clear opportunity to deliver significant benefit to society over the long term and to create further shareholder value. And with that, I’d like to turn the call over to Tim.

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Thank you, David, and good morning, everyone. You know over the past 30 years, our company has evolved to a consequential player in health care by bringing together talented people, innovative science and brilliant ideas.

Today’s agreement with Cigna opens the door for us to do even more, to put medicine within reach of patients and create the nation’s leading health care services company by bringing together the best in pharmacy and medical benefits management.

David and I are completely aligned about the potential benefits of our combined company. Together, we can do even more, and can more effectively deliver greater value and affordability to critical needs for health plans, employers, government agencies and patients.

Collectively, we will make health care simpler as we make - help make patients make better, healthier choices by applying innovative technology to provide expertise and by creating more value for all of our customer groups by combining best-in-class pharmacy and medical trend management with specialized patient care.

From pre-diagnosis to treatment and cure, our businesses cover the entire spectrum of care.

When we were approached by Cigna, the rationale for combination made a lot of sense. PBMs can succeed in many different types of models, but it all comes down to the value they bring to patients and clients, and we firmly believe that this is the right field for us, the clients we serve and our shareholders.

Express Scripts, we have leading specialty in home delivery pharmacy capabilities. We manage more than 1 billion prescription touch points annually and along with our medical benefit management subsidiary, Evercore, we manage pharmacy and medical benefits for more than 100 million Americans. And we offer industry-leading, clinically-driven solutions like SafeGuardRx that improve clinical and financial outcomes.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

Combining these assets with Cigna’s innovative solutions and strong relationships with providers, will drive greater value, affordability and access.

Particularly for the health plans we serve, I want to be clear that our strong relationships we have do not change, and we see great opportunities in how our expanded health care services business will help health plans win and grow.

We will continue to have a focused organization at Express Scripts that will partner with health plans and together build tailored solutions to drive value, access and affordability for plans and their members. And as always, we will maintain guardrails to protect health plan client data and ensure competition.

For our shareholders, this deal provides immediate value and once the new company is formed, they will have the opportunity to participate in the future growth and profitability of this uniquely positioned combined company.

In closing, I want to thank our employees. More than 27,000 of us have committed ourselves to building an extraordinary company. The work we do from caring for a single patient to helping major employers and health plans to provide robust benefits has brought about better health care for millions of people.

We are proud of our legacy, but even more so, excited about our future.

And with that, I’d like to turn the call over to Eric.

Eric Palmer - Cigna Corporation - Executive VP & CFO

Thanks, Tim, and good morning, everyone. We’re very excited about the combination of these 2 innovative companies and the significant value it creates for our customers, clients, health care partners and shareholders.

As David indicated, the status quo in our health care system is not sustainable and our acquisition of Express Scripts is a transformative change that will further drive greater choice, better alignment and more value consistent with Cigna strategy.

In my remarks today, I will discuss the terms of the transaction, the financing structure and identify some of the longer-term value creation opportunities and drivers of accretion.

First, the terms of the deal. Today, we are announcing that we signed a definitive agreement to acquire all of the outstanding shares of Express Scripts and the cash and stock transaction whereby Express Scripts shareholders will receive $48.75 in cash and 0.2434 Cigna common shares for each Express Scripts’ common share.

This represents an aggregate value of $67 billion, including $15 billion of Express Scripts’ debt. Consideration would represent approximately 50% cash and 50% stock, with a pro forma equity ownership comprised of approximately 64% Cigna shareholders and approximately 36% Express Scripts shareholders.

The definitive agreement has been approved by the Boards of Directors of both companies. The transaction is subject to the required regulatory approvals and customary closing - conditions to closing including the expiration of the waiting period under Hart-Scott-Rodino and the approval of Cigna shareholders of the shares to be issued and Express Scripts shareholders of the merger agreement.

We currently expect the transaction to close by the end of 2018.

Based on our current estimates, we expect the transaction to deliver significant earnings accretion in the first full year of operations.

I would note that the accretion level even after excluding the impact of Express Scripts announced transitioning of clients is expected to be an attractive double-digit rate in the first full year.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

We expect greater than $600 million of retained synergies, primarily reflecting the benefit of administrative efficiencies.

Additionally, we will generate meaningful savings in medical and pharmacy costs that will be primarily passed through to our customers, clients and health care partners through a broader set of solutions.

We expect to deliver attractive annual revenue growth in the range of 6% to 8%, driven by the strong performance of our existing growth platforms, coupled with the broadened and differentiated capabilities of our newly formed health care services unit.

We also expect the combined company to achieve an annual earnings growth rate that is at or above our historical expectation in the high single digits as well as continuing to generate strong free cash flows.

As a result, due to the strong and sustainable value creation of this combination, we are, once again, able to increase our earnings per share expectations for 2021 from $18 per share to a new range of $20 to $21 per share.

And over the longer term, as David articulated, we expect to drive substantial additional value through our next generation of services and capabilities and enhanced integration as we utilize data analytics and an open architecture to further drive greater innovation, choice, alignment and value.

Now regarding the financing, the transaction will be financed with the mix of cash on hand, new debt issuance and new equity issued to Express Scripts shareholders. We will suspend share repurchase in 2018 until the transaction is closed.

We have fully committed bridge financing and the transaction is not subject to a financing condition.

We are confident in our ability to complete the permanent financing related to the transaction and we expect to retain our investment grade credit ratings.

Upon closing of the transaction, our performance debt-to-capitalization ratio will be approximately 49%.

Going forward, the combined company will generate significant free cash flow, which will enable us to deleverage in the near term resulting in our debt-to-capitalization ratio returning to the 30s percent within 18 to 24 months following closing.

While we will prioritize debt repayment in the 2-year period following the close, the strength of our very capital efficient businesses will also allow for additional capital deployment over this time frame.

Now the recap. Cigna is building off of a long track record of performance and a very successful year in 2017, with strong momentum as we move forward in 2018.

Express Scripts is also building off of a strong track record in 2017, delivering market-leading pharmacy trend results, enabling continued outstanding client retention levels.

We have taken a differentiated approach in serving our customers and clients with a unique and innovative set of capabilities, all aligned with our mission to improve the health, well-being and sense of security of the people we serve.

Our combination with Express Scripts will create significant opportunities and drive increased value for our customers, our clients, health care partners and as a result, our shareholders.

We expect significant accretion in Year-1 as a result of our combination with Express Scripts even after adjusting for the impact of Express Scripts previously announced transitioning clients.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

The transaction positions us well for future growth with the long-term annual revenue growth rate expectation of 6% to 8%. We also expect an earnings growth rate that is at or above our historical long-term expectation of high single-digit percentage growth and we expect to generate substantial free cash flow to the parent with a strong return on capital in each of our business segments.

Due to the strong and sustainable value creation of this combination, we are once again able to increase our long-term EPS expectations for 2021 from $18 per share to a range of $20 to $21 per share.

We’re excited by the value-creating opportunities that this combination presents. And with that, we will take your questions.

Q U E S T I O N S     A N D     A N S W E R S

Operator

(Operator Instructions) Our first question comes from A. J. Rice with Credit Suisse.

Albert J. William Rice - Crédit Suisse AG, Research Division - Research Analyst

Just, maybe, first to ask about Eric’s comments about the double-digit accretion in the first full year and then the raising of the 2021 long-term outlook by $2 to $3. Is the right way to think about this that you believe that your accretion basically can offset the impact in 2020 and 2021 of the loss of the big customer on the Express side and those will, sort of, naturally transition each other, and may be, relate that to your comments about maintaining high single-digit growth?

Eric Palmer - Cigna Corporation - Executive VP & CFO

So a couple of other dynamics to your questions there. [Help me to] step back and talk about the accretion here. Overall, first to start, as I said, we’re excited about the significant expansion and the capabilities of services in the distribution channel that this transaction will bring to us. As I noted, assuming January 1, 2019 close date or end of year 2018 close date, we expect to generate significant double-digit accretion in the first year. Excluding the transitioning clients, we still expect that the transaction to deliver team’s growth in the first year. And that would be the base than, from which we would build towards 2021. As we look forward in terms of the overall growth platform, the breadth of the employer relationships we’ve got, the health plan services platform, the leading specialty capabilities, the Evercore platform overall, building off of each of those, gets us to the point where we’re quite confident that, that coupled with the margin profile of the combined company would allow us to deliver the increased target for 2021 at a macro level.

Albert J. William Rice - Crédit Suisse AG, Research Division - Research Analyst

Okay. And then my follow-up to that would be, I know when Catamaran was purchased by Optum, you updated and renewed that contract. I think, the contract was originally signed in 2013, it’s a 10-year deal. I wonder - I’ve assumed the part of the synergies and part of the opportunity here is to transition some of the stuff that you outsource back in-house with Express’ capability. Can you just give us some sense of what time frame that could happen in? And I know that contract was updated, are you still locked into 2023 or can you make transition out of that earlier?

David Michael Cordani - Cigna Corporation - CEO, President & Director

A. J., this is David. First, the backdrop for that question just to remind you and everybody, we have for some time owned and operated our own PBM. It’s high-performing, as you reference, we structured it in a pretty unique way whereby we have modules and the ability to [partnerhood] others relatively those modules. Two, we see this combination is creating additional value and additional choice for our customers and clients, hence see no disruption for our customers and clients. And lastly, this directs me to your question, as we’ve discussed in the past, we build significant

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

structural flexibility into our contract and we look forward to building value over time. Lastly, I would note as we’ve discussed in the past, our relationship with Optum has been strong and in conjunction, those modules have performed well for them, for our clients, for our customers. So strong chassis to build off of, tremendous capabilities being added to the corporation and significant contractual flexibility going forward.

Operator

Our next session comes from Justin Lake with Wolfe Research.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

First question for me is, David, strategically speaking, 2 or 3 years ago, it looks like you wanted to take the company in the direction of getting bigger on the government side, specifically Medicare Advantage. Today, you’re pivoting to a PBM. Can you give us a little compare and contrast, is there - what changed over that period? Why is the SRx now — you’ve explained this, all the rationale, but how do you see this as the right deal versus getting bigger on the government side as you thought a couple of years ago?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Sure, Justin. So stepping back and looking at our choices that were in front of us, the mission of the company is to improve the health well-being and sense of security of the individuals we serve. And as you infer in your comment, we had multiple options in front of us to build additional value. You recall at our Investor Day, mid last year, we walked through an update of our inorganic priorities. We reinforced some, we added some. We reinforced further in our global footprint, we reinforced further in our U.S. seniors capabilities. We added an amplified furthering our physician engagement and pharmacy capabilities, furthering force, furthering our retail capabilities and then overtime expanding our state-based and government risk-based capabilities. We view that this combination is both highly strategic as well as financially attractive. More specifically, to — the opportunity we chose to pursue, we feel as though it’s the best opportunity to further accelerate our strategy, further position us to be able to deliver affordable personalized solutions. It expands further our services framework, and as we noted in our prepared comments, we will establish a — an additional growth platform in the company, a services vertical that takes the best of the broad specialty portfolio you would’ve known within Cigna, the broad capabilities you know within Express relative to supporting clients and customers and be in position to offer even a further suite to employers who want that, health plans, governmental agencies as well as high-performing value-based health care providers. So we’re really excited about the acceleration of our strategic journey and it’s all around improving affordability and personalization for our customers and clients.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

Got it. Thanks for all that color. And then just my follow-up is just a couple of numbers questions. One, on the synergies, can you tell us how much you expect to get in year-1 of that $600 million? And two, is there any — on that 2021 number, is there any benefit going back to A.J.‘s question from moving your business back over onto the Express Scripts platform?

Eric Palmer - Cigna Corporation - Executive VP & CFO

Justin, It’s Eric. So, I’ll start with that. First of all on the synergy, if you step back and think about the value here, both organizations creating meaningful value for their clients and customers and that’s measured in billions of dollars each year for the benefit of, again, of our clients and customers. The primary objective of this transaction is to bring those 2 organizations together. In terms of the synergies, we’ll be building to the $600 million number overtime, we’ve announced to have — not provide anything at the year by year build on that at this point, but expect that will begin to realize some of the synergies right out of the gate and we build into that over the first few years of the transaction here. In terms of the longer term of this 2909 [whether], we’ll be moving pieces as we think about the overall alignment of services fulfilled through the pieces we own, as David referenced in his last response, we’ve got the modularity in terms of the constructive how our PBM has operated today and you should expect that as we move those pieces together and look over the next few years, we’ll achieve those results. David?

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

David Michael Cordani - Cigna Corporation - CEO, President & Director

Yes. I just want to amplify one last point. As Eric noted in his prepared comments, our assumptions here are that more often, see the synergies, they’re largely administrative synergies. And as Eric articulated, quite importantly, our working assumption and bias is that the medical and pharmacy-related - additional value creation here largely flow back to our customers and clients and thus further improving affordability. So we like the balance of value creation for our customers, clients, higher performing health care professionals and then as a result for our shareholders.

Operator

Our next question comes from Lisa Gill with JP Morgan.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

I was just curious about the relationship with Anthem. I know, it’s transitioning, but is there a change of control provision that would potentially allow this to transition earlier than what’s currently in the contract?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Lisa, it’s David. I’ll ask Tim to add on, as we would like to, but first at a macro level, as you might expect, we don’t get into the habit of discussing individual client relationships or contracts. To - both organizations have a very long track record of ensuring that we serve our clients and we serve our customers each and every day until the finality of relationship, because both companies are customer-centric, and we’ve tens of thousands of coworkers, who wake up every day to delight our customers. So, we typically don’t go into the contractual detail. Tim, would you offer anything else relative to the relationship?

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

No, David. I think, you nailed it. We’re taking care of every one of their patients every day and we’re going to continue to do so until that contract ends.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

And then just secondly, Tim, we’ve talked a lot about the independent model and clearly here making a decision to move in a different direction today, but I heard in your prepared comments what you can bring to other health plans, can either of you discuss initial discussions you’ve had with any health plan since the announcement? Maybe you haven’t discussed it yet with anyone, but thoughts around maintaining other large health plan clients that you currently have on your book of business on the Express side?

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Sure, Lisa. I’ll take it and — David and I certainly, our first conversation months ago started by talking about the markets that we served and how important every one of them was in an open architecture model driving competition and so forth. And I continue to believe that our focus model, which is now going to be obviously a very important part of Cigna as this service vertical as we described and it drives client alignment, deep patient focused choice, continuous innovation, is only made stronger by the combined assets of this company. And frankly, it’s going to accelerate the development of the things that we do for the market including those health plans. As you can imagine, it’s a little bit early to - I’ve got some calls scheduled with clients, had a couple of very good and very positive e-mails. There will be a range of initial reactions, but I believe what our health plans see, the things that we’re going to continue to focus on and bring to market with this combined enterprise and the strength of that,

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

as you know, and we said in our prepared remarks, we have long history at Express Scripts of very strong guardrails that ensure that we can service multiple health plans in different markets and help them achieve their objectives with our collaborative innovation with them, that doesn’t change.

Operator

Our next question comes from Josh Raskin with Nephron Research.

Joshua Richard Raskin - Nephron Research LLC - Research Analyst

I guess, the first question is really for David. You guys have owned and operated your own independent PBM, internal PPM for a while. And so, I guess, the question is, what was the need to own these assets as opposed to some sort of strategic relationship? And then, I think, Tim, sort of, mentioned this, but do you think there’s an impact on the value of Express as what was the largest independent PBM now affiliating with the health plan? And then the last thing, I would ask, I guess, in terms of the opportunities, what sort of capabilities, what sort of opportunities are gained with Express that you didn’t currently have, I guess, in the captive PBM?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Josh, Great framing, I appreciate it. So — interesting terminology, you used the word need. Stepping back, as referenced in prior questions as well, we had a lot of choices, we had a lot of flexibility, we have lot of optionality built off of strong performance in the core business, tremendous capital health and well positioned strategic growth chassis. As you know very well, we’re committed to being a global health service company, so expanding the services is quite important. So maybe building in between all of your questions, we get quite excited about thinking about a future where we have over 1 billion meaningful touch points with customers every year, because health and well-being happens every day. We get very excited about a market defining specialty pharmacy capability being integrated and leveraged with our high-performing physician collaborative relationships and as you know, we have over 500 of them today helping to work with health care professionals in to further integrate, further coordinate services for their patients, our customers each and every day and having an open architected model where you could deliver that service as it best works for the individual whether it’s in a physician’s office or at home. Whether it’s open architected to be able to deliver in a retail setting or through a digital setting. And as we think about the capabilities, broadly speaking, we think about a health service company and a pharmacy services company with a broad array of services for consumers, a dedication toward differentiations for consumers’ lives and an orientation around partnering. So when you put the package together with those 1 billion touch points and growing, we have a further significant opportunity to change peoples’ lives for the better, therefore, improve affordability and as a result, provide a tremendous return to our shareholders.

Joshua Richard Raskin - Nephron Research LLC - Research Analyst

Got it. That make sense. And then just more pragmatically, in terms of the constructs of the firewalls that are going to be needed, maybe, give us some experience and working with other health plans and kind of that balance between working on the integrated internal offerings and then making sure that you are — you are — your middle market share health plan customers, et cetera, are getting that best service or how do you guys think about putting that altogether and kind of keeping that walled off at the same time?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Sure. So I’ll start and I’ll ask Tim to add. I think, it starts with a view strategically of what you’re trying to accomplish. As you know, we’re a service company. We’re used to delivering services to clients and increasingly to health care professionals and doing so in partnership that, therefore, has an underlying framework of transparency and (technical difficulty) there’s a couple of proof points behind that. We have — as — see the Corporation today, we have multiple alliances with health plans today, I’m going to say, it’s where we collaborate with them today, and the longest standing of which is Tufts in Massachusetts. That relationship has existed for over a decade where we collaborate together to help to improve their value proposition as well as our value proposition. So point one is partnering is a part of our DNA and our orientation. We understand that 1 plus 1 could equal way more than 2 and we seek to do that. Two, as you might imagine with 500 collaborative accountable care relationships up and running

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

and some of which approach and look more like joint ventures with interesting relationships with health care providers today up to an including being the medical services organization for their integrated proposition today in partnership, around that you need the governing structure around data, data privacy, separation and firewalls, et cetera. So we understand that within our company today, we operate that way. The last comment I would make, as you very well know, we have no behavioral health customers and we do medical customers today. We have more dental customers, et cetera, so we have a services framework that has been growing and expanding. I’ll turn it over to Tim, because he has deep history in terms of servicing this and he and I are totally aligned on the ability to add more value and even further strengthen that governance structure.

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Yes. I think, David really nailed it and as far as partnership, transparency and alignment being, sort of, the principles. These are about principled relationships. And as you probably can appreciate, we have many health plans that cross compete in certain markets, whether that’s the verticals that they are in or the geography that they’re in, and we have deep experience and proven track record of retaining those clients by virtue of dedicating teams to them that are focused on them by ensuring that we’ve got firewalls around the things that they would be concerned about, being contract, pricing and those sorts of things. And most importantly, that we deliver value that’s supportive of their strategy and innovate and collaborate with them and we have the scale to do that on a plan by plan basis rather than a one-size-fits-all scenario. David uses the term open architecture, which I love, because that’s exactly what we built and what we do. I was reviewing a catalog of AP - an API catalog, by Head of Technology, Dr. Neal Sample, the other day, because literally we are publishing that for individual health plans so they can look at how do they want to build their solutions off of our, fundamentally align platform. That’s the way that we’ve been doing it, it’s the way we will continue to do it.

Operator

Our next question comes from Ralph Giacobbe with Citi.

Ralph Giacobbe - Citigroup Inc, Research Division - Director

Can you give us a sense of what percentage of your national account lives outsourced to Express. And if you’re willing to, may be, even on the middle market side and how much of this is about that and what are your expectations around sort of the cross-selling to those than our?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Ralph, it’s David. Love to follow up with you on that over time. So we’re not giving a specific number. As you might imagine, there will be opportunities, as you articulated, you think about an environment where today Express has thousands of client relationships spanning clients of all sizes, clients being employers. We have, as you know, a meaningful and growing portfolio of client relationships from national through middle through select segment employers. As it relates to opportunities, as noted in multiple times and just amplify, we see significant opportunities to bring additional value and additional services to both clients, health plans as well as governmental agencies. I would also add just one final point. If you think about and just visualize, for example, the thousands of employer clients that Express has today, essentially all of them are multinational clients. So think about our global solutions where we are the leader in terms of providing employer-based global health care and wellness solutions as well. So overtime, we see meaningful opportunity and it’s something that both of our teams got quite excited about as we’re collaborating on this concept of coming together.

Ralph Giacobbe - Citigroup Inc, Research Division - Director

Okay. And then can you, maybe, talk about your expectations around retention and any concerns around that, in particular, from sort of the Express work around the notion that, maybe, employers wanting - or some level of employers wanting, sort of, a carve-out benefit now? Sort of, shopping around, if you will, without a standalone option out there?

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David Michael Cordani - Cigna Corporation - CEO, President & Director

Ralph, It’s David. I’ll start and I’ll ask Tim to add. So I mean, the whole nation of retention first starts with delivering your core value proposition. So both organizations probably today have industry-leading client retention levels. So Tim could talk about his in a minute in terms of just the powerful retention levels and you know we always talk about our growth story of retain expand at. First, you have to earn the right by delivering your promise to be able to retain the relationships. Secondly, we’re going to be able to bring additional services and additional choice, but do so on a consultative basis. You heard Tim referenced before, you’ve heard me reference all the time. We don’t push product, we offer solutions in a consultative manner and employers are looking for additional solutions to improve affordability, improve presenteeism, improve productivity and as a result, improve the business. And that’s what’s exciting here. So the core chassis is one of high retention, because the core chassis is one of high service and value promise fulfillment and we expect to add to that. Tim?

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Yes, I mean, the only thing I would add is, as David said, retention as a function of performing and innovating and being flexible and meeting an individual client’s need to not being the one-size-fits-all scenario. That’s why we drive high-client retention rates across our book of business and it’s why I’m incredibly confident that this combined enterprise will outpace the market in terms of bringing open architected new solutions that work at individual plan levels. So I feel very, very confident that whether you’re a national employer, a middle market employer, a governmental agency, a union, a health plan, we’re going to have solutions that work for you and help you achieve your objectives and this is all going to further that.

Operator

Our next question comes from Steven Valiquette with Barclays.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst

I guess, somewhat similar to that last question, for the Cigna standalone PBM, you’ve talked about 50% to 70% penetration of PBM within the Cigna medical book. It’s just kind of wrap it up, should we assume basically that, that number probably gets pretty close to 100% over the next 3, 4 years. Is that the right way to think about that?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Steve, it’s David. Obviously, overtime, we’ll continue to update those numbers. The ability to expand the relationships come as relative to what Tim said before and what - relative to what I said, providing a compelling value proposition and doing so in a highly, in the case of employers, customized fashion. The capabilities of the combined organization put us in the tremendous position to have a variety of configurations, with which to delight our clients and customers and we look forward to expanding those relationships. So I put an upward arrow on that baseline and stay tuned for more in terms of the growth opportunity.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst

Okay. And then just quickly, you mentioned that most of the synergies were administrative, but just curious if there’s any sort of a, what I may call, a material allocation within the synergies tied to the overall medical cost reduction for Cigna members through the better use of pharmacy? Just curious on that portion of synergies.

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Eric Palmer - Cigna Corporation - Executive VP & CFO

Yes, Steve, it’s Eric. There will be significant value created through improved pharmacy and medical cost by virtue of bringing these services together. Our model on that is that those synergies will be ultimately deployed back to our clients and customers, as I think, you know, a very significant portion of Cigna’s book of business is in a self-funded arrangement, whereby, our customers and clients directly benefit from the value of our trend, our well-managed overall medical costs and such, so — so again, there’ll be significant value created for our customers and clients and such here, through this transaction, but our assumption in terms of this — in terms of bringing this combination together is that, that value gets deployed for the benefit of our customers and clients. And that — and to be clear, that value is above and beyond — well beyond that $600 million figure that we cited.

Operator

Our next question comes from Erin Wright with Crédit Suisse.

Erin Elizabeth Wilson Wright - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

How do you think about, sort of, the specialty offerings here and how that’s better positioned with the combined offering. I’m curious, your thoughts on the FDA had its comments yesterday and just broader PBM fundamentals, and I guess, yesterday’s comments around specialty and biosimilars, but just in that ever evolving regulatory environment, what’s your view there?

David Michael Cordani - Cigna Corporation - CEO, President & Director

Erin, it’s David. I’ll start and I’ll pass it across to Tim, as the expert on a lot of the questions you asked, but specifically, just 1 minute or 2 of color on the specialties. We’re really excited about the additional opportunities for both organizations, again, relative to specialty. And the way I think about it is quite simply having the strong, broad capabilities of Express brought together with our deep physician relationships, again, starting with those 500 collaborative accountable care relationships and being able to even better coordinate and support the way, in which a physician works with their patient and be able to further expand the modalities or access points that work best for the consumer, the patient, be it at home, in an infusion suite, in the physician’s office or otherwise. We love the expansion of choice. We love the furthering of the enablement in the health care professional and we see that as a significant upside. I’ll hand it over to Tim, as I’m sure, he has a lot of points he wants to raise relative to this.

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Yes, I mean, what I want to add is one of the things I found just amazingly attractive about this combination was the culture and the way that Cigna and David and his team have gone about, building deep relationships with providers and starting from that point in terms of how you improve the patient experience, which then ultimately drive the clients’ achievement of their goals. And that is the same virtuous model you’ve heard me talk about in terms of how we create value here. What this does, obviously, is puts all that on steroids, it enables us to look at other population health and behavioral solutions that wrap these most complicated patients that we have, and I can tell you that I just saw the President of our Accredo team, who has met with his team and he could not be more excited about the fact that not only will he get to serve an additional group of members, but more importantly, he’s going to be able to deepen his relationship with an already excellent set of leading relationships with physicians, very high NPS score, 70 or above, with docs and we think that’s just a great starting point for a lot of new things.

Erin Elizabeth Wilson Wright - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Okay, great. And then can you speak to your respective drug supplier relationships and how those will potentially evolve or change with this relationship?

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Yes. At this point, that’s not something we’re going to talk about. Obviously, we are going to continue everyday to drive value-based contracting across the supply chain, which is what we’ve been built to do, it’s what we do collaboratively with clients including our health plans. We have a health plan that’s trying to win a state account right now, and we brought forward a brand new innovation that we worked on for them and they are excited about that. That’s what we’re going to continue to do and that by the way looks at a very interesting new contracting set of idea. So from my perspective, first of all, over the next months until we finish this and get it done, we’re going to continue to drive that, but that’s where the things that only gets better when we put these 2 companies together and we can continue to look forward to create, define and bring market value-based opportunities.

Operator

Our next question comes from Kevin Fischbeck with Bank of America Merrill Lynch.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

I think that it’s pretty clear that combining these 2 companies is a pretty good thing for Cigna, but I guess, I want to go back to the concept of, kind of, the opportunities that you had in front of you when you decided to do this deal, because, I think, that if someone is going to find fault with the deal, it’s going to be largely about what else you could have thought instead when you talked about significant capital flexibility, so just wanted to understand a little bit more, I mean, do you believe that kind of the largest of the large-scale M&A is kind of off the books for you and that you do having to buy something more midsized or smaller? And that just wasn’t going to give you the strategic move that this deal would do or were those types of deals still in your opportunity set?

David Michael Cordani - Cigna Corporation - CEO, President & Director

It’s David. To be clear and consistent, we’ve viewed that we had a significant number of options and choices in front of us. Just to go back in terms of why those options and choices existed. Number one, strong underlying performance of the business that put you in a position of ongoing growth, strong capital health, et cetera. Two, well positioned diversified growth platforms, both of which presented optionality as we’ve discussed in the past, so-called horizontally, vertically or otherwise. Our belief set and our passion is that this combination presents the best opportunity to further accelerate our strategy, to further improve affordability, because society needs a step function improvement in affordability that is delivered in a highly personalized fashion, having the consumer touch points, having the further depth in clinical engagement and having, very importantly, the ability to stand up an additional growth platform creates an overwhelmingly attractive proposition. And that growth platform is a service-based business that will take the best of Express Scripts’ and Cigna’s capabilities and bring those services to their - to expand alternatives for employers, who want subset to those services, health plans who want to further expand services to improve affordability and personalization for their customers, governmental agencies and as well as overtime high-performing health care value-based physician collaborative. So we saw this as the, beyond the shadow of doubt, best strategic proposition and finally, it’s going to deliver a compelling return from a shareholder standpoint, starting with double-digit teams accretion in the first year even after extracting the impact of a transitioning client. So we think, it’s a win-win cycle. We think, it’s a win-win for customers and clients and it’s a win-win from a shareholder standpoint.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

Okay. And I guess, we talked about this a little bit on - or you have on the call. I just really wanted to go back and revisit the concept of the value proposition that Express Scripts was putting into the market before, I think, as being, kind of, Switzerland, if you will, and not being aligned, I think, there was a customer set that probably was drawn to that, I think, you guys obviously marketed it that way and now that, that is, as a change forward going forward, I really want to try and dig into what you guys think about what you’re building into your model as far as retention going forward? You’re obviously giving occupation target, so I want to understand what - the retention assumptions are including in there? And then also, do you think that - how much of an opportunity is there to go after those customers who have seen the value of combining and, I guess, the

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

opportunity set so large there that you, maybe, have some turnover in your core business - the businesses there, what are your assumptions around share gains, going forward?

David Michael Cordani - Cigna Corporation - CEO, President & Director

I’ll ask Tim to take point in it, but I — 2 points I want to make after he’s done relative to the conversation around the orientation, especially since you referred to me, Switzerland, I think, that’s a compliment for anybody in terms of the way that word is used over decades in history. So Tim, why don’t you give your Swiss interpretation of the strategic positioning and then give me a moment to add a couple of points on the back-end.

Timothy C. Wentworth - Express Scripts Holding Company - CEO, President & Director

Sure. So let me say, I absolutely believe that our model continues to be focused on the individual client, not around, feeding a particular channel. And it’s also, again, very differentiated, what we’re talking about today in terms of the open architecture and other things. So I actually see very little disconnect and I believe that once our health plan clients, because that’s really what you’re referring to here, see how focused we are continuing to expand the things that are going to help them win in the marketplace, again, with the kind of firewalls that we already know how to operate within, that our standalone model will continue to bring those same attributes underneath the Cigna, as we move forward. And as I said, I actually think, we will continue to outpace the market, because of the focus we bring and the scale that we bring to pharmacy. And so as it relates to retention, we’re not going to give you estimates, obviously, but what I would tell you is I actually believe that this strongly positions us to keep our clients by virtue of results and by virtue of new things that matter to them, because that’s what they look at. At the end of day, I can tell you, in health prime renewals, I have this year, they didn’t say to me, “Hey, I’m choosing you just because you’re independent.” They said, I’m choosing, because you’re innovative, because you’re differentiated and we’re going to continue to knock those 2 things out of the park. And I do believe, therefore, there’ll be some additional health plans who may be looking at models to compete with us that are not as provider focused, that are not as consumer focused and they’re going to see us as a preferred partners.

David Michael Cordani - Cigna Corporation - CEO, President & Director

I just want to add just a couple of points to Tim’s great summary. And first just amplifying our view is the same. Clients or customers, they want value, they want affordability, they want to deliver in a highly personalized fashion and they want a commitment ongoing innovation. Our clients will see, both current and prospective clients, commitments ongoing innovation, improving delivery of that, I referenced the phenomenal cost on that was delivered from Cigna in 2017 as well as Express Scripts with below 3% and 1.5%. Tim made reference to net promoter scores. Most companies don’t have the ability to rattle off the promoter scores. We know, we’ve hit 70 for a highest engaged customer from an NPS standpoint. Both companies are deeply committed to understanding the customer experience and further improving that. Both companies are committed to being consultative and providing the solutions that work most effectively for the client or customer. And then lastly, you’ve heard us say multiple times and I want to reiterate it, we’re committed to ensuring the right governance model and firewall model is established and further strengthen around the services vertical for the respective customers and clients that we’ll service.

Operator

Our next question comes from Stephen Tanal with Goldman Sachs.

Stephen Vartan Tanal - Goldman Sachs Group Inc., Research Division - Equity Analyst

I just wanted to get a better understanding of the savings you expect on purchasing in medical cost ones that are being described as passed through and if you quantify, that would be great, but I also want to understand, kind of, how central that is in the context of your combined 6% to 8% revenue growth target?

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

David Michael Cordani - Cigna Corporation - CEO, President & Director

It’s David, I’ll start. I think your question was around clarifying the assumptions and the criticality relative to ongoing medical costs and pharmacy cost synergies and the driving force around that relative to the revenue. So stepping back, we have believed and continue to believe further improvements of affordability is an underlying driver and a critical driver. It has been emerged up against personalization. Affordability for affordability sake is not the outcome, doing so in a highly personalized fashion that the buyer and the consumer values, that’s a critical part. As Eric articulated previously, both companies individually and therefore the companies combined delivered billions of dollars of affordability value creation each and every day and the combined company will be able to further step that forward. We’ve made the strategic assumption and positioning that with a preponderance of all medical and pharmacy savings, which will be stepped function off of an already strong base will be delivered back to clients and customers, not to the shareholders. Those synergies to the shareholders are primarily administrative and the combination of strong delivery of value to our clients and customers will drive ongoing good retention, expansion of relationships and addition of new relationships on well-positioned growth platforms, the net of all which, as Eric articulated, is a 6% to 8% growth rate. We have a track record of delivering on our growth expectations and we’re quite excited about continuing to do so going forward.

Operator

Our next question comes from Gary Taylor with JP Morgan.

Gary Paul Taylor - JP Morgan Chase & Co, Research Division - Analyst

I just wanted to clarify just a couple of financial details. So when you talk about team’s year-1 accretion excluding the clients that Express will be losing overtime, when we get out to the 2021, your earnings accretion is 11% to 16%. So the accretion ex the transitioning client looks pretty consistent from year-1 through year 3 or 4 and presumably the synergies will be ramping. So just trying to, maybe, understand the cadence of the synergies and maybe by ’21 accretion isn’t higher than year-1 accretion?

Eric Palmer - Cigna Corporation - Executive VP & CFO

Gary, it’s Eric. So I think that you framed it in terms of the pieces only just to layout the components here. As you think about our year-1 accretion, as we talked about the basis that exclude the transitioning clients, we’ll deliver team’s year-1 accretion, that will be the earnings dollars and the like. Once you get out to the 2021 time frame, our target - our prior target of $18 earnings per share included the cumulative effect of capital deployment and the like, so had a further benefit in terms of the target that would’ve been in the baseline for the near term. So as far as the biggest difference to think of in terms of that, in fact, the accretion does build over time, but we got a little bit of apples and oranges in terms of making those 2 comparison points. The accretion builds over the time of the synergies build and is the power of the combined model comes together.

Operator

Ladies and gentlemen, thank you for joining our discussion today. This concludes today’s call. Cigna Investor Relations will be available to respond to additional questions shortly. A recording of this conference will be available for 10 business days following this call.

You may access a recorded conference by dialing (866) 423-4831 or (203) 369-0844. Thank you for participating. We will now disconnect.

MARCH 08, 2018 / 1:00PM, CI - Cigna Corp to Acquire Express Scripts Call

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FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.